Management’s Discussion and Analysis

In respect to the period ended March 31, 2008

Dated: May 9, 2008

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

Introduction

This Management’s Discussion and Analysis (“MD&A”) focuses upon the activities, results of operations, and liquidity, financial condition and capital resources of Quaterra Resources Inc. (the “Company” or “Quaterra”) for the period January 1, 2008 to March 31, 2008. In order to better understand the MD&A, it should be read in conjunction with the unaudited financial statements and notes thereto for the three months ended March 31, 2008, as well as the audited financial statements and notes thereto and the MD&A for the year ended December 31, 2007.

The financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies are outlined in Note 2 to the Company’s financial statements for the period ended March 31, 2008. These principles confirm in all material respects with generally accepted accounting principles in the United States, except as disclosed in Note 12 to the financial statements.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Additional information

Additional information about the Company is available under the Company’s profile on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov . Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

Overview

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, uranium and precious metals in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

Overall Performance

Corporate

On February 2, 2008, Tracy Stevenson was appointed Chairman of the Company’s Board of Directors, adding additional depth at the executive level.

On February 29, 2008, the Company announced its common shares had been approved for listing on the American Stock Exchange (AMEX) and its common shares began to trade on Monday March 3, 2008 under the symbol QMM.

On March 24, 2008, the Company announced a non-brokered private placement of up to 4.0 million units at a price of US$3.20 per unit or US$12.80 million. The private placement was closed on April 18, 2008 with the issuance of 3,482,500 units for gross proceeds of US$11,144,000. Each unit issued will include one common share and one half share purchase warrant, with one full warrant exercisable to purchase one additional common share at US$4.20 per share for a period of 18 months from closing, expiring on October 17, 2009. Proceeds of the private placement will be used primarily to fund exploration and drilling programs at the MacArthur copper project in Nevada, uranium pipe targets on the Arizona Strip, and general corporate purposes.

Exploration

On January 31, 2008, the Company announced drilling at its 100%-owned MacArthur project near Yerington, Nevada, had expanded and partially delineated a broad zone of acid-soluble copper mineralization beneath, south and to the north and northwest of the historic MacArthur copper oxide deposit.

On March 11, 2008, drill results from the Company’s Nieves property in Zacatecas, Mexico were announced. The program was successful in extending the Concordia high grade silver vein mineralization and intersected significant new mineralization in the adjacent Arroyo fault, which may be a new mineralized structure or may host the faulted extension of the Concordia vein.

On April 8, 2008, the Company announced the discovery of a blind uranium pipe, the first new discovery on the Arizona Strip in 18 years.

During the three months ended March 31, 2008, the Company spent $3,071,342 on mineral property expenditures, which details can be found in Note 5 of the consolidated financial statements dated March 31, 2008.

The total mineral properties expenditure of $3,071,342 was allocated as follows; 40.6% on MacArthur 22.0% on Uranium properties, 12.5% on Mirasol, 9.2% on Yerington, 7.9% on other properties, 6.0% on the Alaskan properties (Duke Island), 1.2% on Nieves, and 0.6% on Los Crestones.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

Update on Mineral Properties

i)        Nieves Property – Mexico

2008 exploration plan: A geologic mapping survey of the California and Santa Rita vein systems and the more remote parts of the Nieves concession is underway. The Rosario area will also be remapped with attention given to northwest-striking structures. This work will be followed by additional core drilling beginning in the second quarter, concentrating on the Concordia-Arroyo-San Gregorio vein systems and their junctions. Any new prospects identified by the mapping survey will also be tested. All work plans are made in consultation with the US-based Blackberry Ventures 1, LLC, investment partnership, which will continue to pay its 50% share of all ongoing exploration costs.

As at March 31, 2008, the Company had incurred $1,309,640 for acquisition costs and $3,037,692 ($1,133,142 net of recovery) for exploration expenditures giving a total of $4,347,332 in gross costs on the Nieves property, or $2,442,782 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry. Acquisition costs incurred to March 31, 2007 were $1,257,762 and exploration expenditures were $2,564,655 for a total of $3,822,417, or $1,917,867 net of recovery of $1,904,550 from Blackberry.

ii)       Los Crestones Project – Mexico

Exploration at Crestones is complicated by the fact that a series of listric faults have offset the entire hydrothermal system to the northeast for an undetermined distance. Possible additional exploration is dependent on receiving title to two adjacent claims at Inde. When this happens, the area will be mapped. If the mapping yields encouraging result, an IP survey may be carried out in the alluvium filled valley between Crestones and Inde to look for the downward continuation of Crestones mineral system.

Acquisition costs incurred to March 31, 2008 were $81,004 and exploration expenditures were $1,383,990 for a total of $1,464,994. Acquisition costs incurred to March 31, 2007 were $73,640 and exploration expenditures were $698,991 for a total of $772,631.

iii)      Alaskan Properties

Duke Island – Alaska

The Company’s exploration plans are to compile and analyze results of airborne EM survey, permit drill sites and drill best targets in summer 2008.

Acquisition costs incurred to March 31, 2008 were $129,570 and exploration expenditures were $1,908,315 for a total of $2,037,885. Acquisition costs incurred to March 31, 2007 were $112,285 and exploration expenditures were $1,625,551 for a total of $1,737,836.

Seward Peninsula – Big Bar, VMS Project – Alaska

The Company has conducted maintenance work only on its Big Bar project during the period.

Acquisition costs incurred to March 31, 2008 were $21,632 and exploration expenditures were $728,140 for a total of $749,772. Acquisition costs incurred to March 31, 2007 were $18,461 and exploration expenditures were $715,196 for a total of $733,657.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

iv)       Uranium Project – Arizona, Utah and Wyoming

Quaterra drilled approximately 7,500 feet in 6 holes on the Arizona Strip Project during the fist quarter 2008. The program discovered a blind or “hidden” breccia pipe with high-grade uranium mineralization on the Company’s first VTEM geophysical anomaly tested by drilling. Discovery Hole A-01-31 intercepted a thickness of 57 feet averaging 0.33% U3O8 at a depth of 1,034 feet in a blind or “hidden” breccia pipe on the A-1 anomaly. The intercept includes a higher grade interval of 28 feet averaging 0.58% U3O8.

A-1 is considered a hidden pipe because the throat is not present at the surface. Drill-hole data indicate that upward growth or stopping of the collapse structure stopped more than 400 feet before reaching the surface. The discovery has proven the concept of airborne geophysical detection of hidden pipes and gives Quaterra a unique advantage in the search for uranium deposits in the district. The A-1 (airborne survey block A-anomaly 1) target is the first of more than 200 moderate to high priority VTEM geophysical anomalies defined on Quaterra’s 85 square mile property position. The mineral rights were staked following the completion of an airborne survey that covered most of the known producing mines and mineralized pipes in the Northern Arizona Strip District.

Seventeen deep holes were drilled to find the A-1 breccia pipe. Many drifted out of the pipe throat before penetrating the favorable Hermit Shale horizon. Drill holes A-01-21, 22, 24 and 29 have mineralization in fractures marginal to the structure but not within the pipe throat. Only holes A-01-30 and 31 are known to have tested the throat within the Hermit horizon where the target remains open to expansion to the northeast.

An initial assessment of data suggests that the A-1 pipe diameter may be smaller than the average size for known breccia pipe orebodies in the district. Although the pipe has the potential for higher than average grades and thicknesses, additional drilling at A-01 will be deferred until later this year. The company's priority is to accelerate testing of additional high-priority VTEM anomalies and it is now drilling a second target. The Company’s is planning to test at least 12 new targets with both shallow and deep holes in 2008. The work will include ground geophysical surveys to more precisely define drill targets within the airborne anomalies.

The Company’s exploration plans involve the prioritization and drilling of a number of airborne geophysical anomalies in the search for blind pipes throughout 2008.

Acquisition costs incurred to March 31, 2008 were $3,001,398 and exploration expenditures were $4,148,712 for a total of $7,150,110. Acquisition costs incurred to March 31, 2007 were $1,811,829 and exploration expenditures were $1,744,743 for a total of $3,556,572.

v)        MacArthur Property – Nevada

Approximately 15,200 feet of drilling has been completed in 32 reverse circulation holes and one deep core hole on the Company’s MacArthur copper project. The drilling has extended two zones of mixed oxide/chalcocite mineralization identified north of the MacArthur pit an additional 1,500 feet to the west. The mineralization has now been defined over a distance of nearly 5,000 feet. The zone is currently up to 1,500 feet wide and averages over 100 feet thick, based on holes drilled on 500 foot centers. A few historic Anaconda drill-holes suggest that this zone may connect to the south with mineralization in and adjacent to the MacArthur pit but more drilling will be required for this to be confirmed. Three vertical holes; QMC-27R, with 115 feet of 0.30% total copper (TCu) beginning at a depth of 195 feet; QMC-23R, with 25 feet of 1.25% TCu beginning at 340 feet; and QMC-4bR, with 95 feet of 0.57% TCu beginning at 305 feet are at the northernmost limit of drilling and mineralization remains open to expansion to the north and northwest. Hole QMC-1bR contains the highest grade interval drilled to date with 180 feet of 0.91% copper beginning at 270 feet but may have been drilled parallel to a high grade structure.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

Quaterra’s drilling program is also expanding the MacArthur pit mineralization delineated by Anaconda in a 1971-1972 shallow drilling campaign that tested to an average depth of 200 feet below surface. A new zone (not included in the historic resource) of predominately chalcocite mineralization has been delineated 20 feet to approximately 70 feet below the existing MacArthur oxide copper deposit that remains open to extension both to the north and west where it may connect with the north zone mineralization detailed above. Hole QMT-10 on the northeast edge of the pit contains 205 feet of 0.42% TCu beginning at 129 feet, including a 78 foot intercept averaging 0.78% TCu from 136 to 214 feet. Holes QME-79R and QME- 80R, drilled 1,200 and 1,700 feet respectively east of the pit along the edge of the waste dump, each intersected 40 to 60 feet of + 0.30 % TCu. These holes and abundant copper oxides exposed in pits and trenches 3,000 feet southwest of the pit provide good opportunities to delineate additional mineralization.

A porphyry copper target has been identified in the Gallagher area about one mile west of the MacArthur pit below a large area of iron oxides and phyllic alteration. Several deep holes are planned in 2008 to test this target once detailed mapping and sampling has been completed.

During 2008, Quaterra will complete detailed geologic mapping and completely define the zone of shallow acid soluble copper by grid drilling holes on 500 foot centers. The drill data will be used to complete a NI43-101-compliant resource estimate during the last half of 2008. Concurrent with the shallow drilling, deep drill holes will explore for primary sulfide copper mineralization in the Gallagher area and north of the pit.

The Company’s exploration plans and primary objectives for the 2008 program are to complete detailed geologic mapping of the entire property; to delineate the total extent of the acid soluble copper zone and produce a NI43-101-compliant resource; and to explore the area for primary copper mineralization. Acquisition costs incurred to March 31, 2008 were $677,240 and exploration expenditures were $3,502,502 for a total of $4,179,742. Acquisition costs incurred to March 31, 2007 were $327,459 and exploration expenditures were $80,591 for a total of $487,441. A payment of $350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

vi)       Yerington – Nevada

On May 1, 2007, Quaterra received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District. Assuming successful completion of due diligence, the Company plans to explore the property as part of its ongoing exploration drilling program at MacArthur.

The Company’s review of the Arimetco assets in the Yerington Mining District has progressed slowly but steadily. The Chambers Group Inc. and Golder Associates Inc. completed a Phase I Environmental Site Assessment Report (ESA) in April 2008 as part of the Company’s due diligence. The purpose of this Phase I ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that the Company may establish liability protection as a bona fide prospective purchase. This report is essential to obtain requested environmental clearances for past mining-related activities.

The original 180-day review period which began on July 13, 2007 was extended for an additional 120 day period to May 8, 2008 and has been extended 14 days during which time the Company has requested a further 120-day extension as allowed in the original agreement.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

vii)      Mirasol

Acquisition costs incurred to March 31, 2008 were $196,807 and exploration expenditures were $728,301 for a total of $925,108. Acquisition costs incurred to March 31, 2007 were $171,042 and exploration expenditures were $10,392 for a total of $181,434.

viii)     Other properties

Wassuk Project, Nevada

Quaterra enlarged its stake in the Yerington District in early 2008 following the completion of a 2600 line mile airborne magnetic survey conducted by EDCON-PRJ of Tucson, Arizona. The geophysical survey covered approximately 140 square miles over most of the historic mines and included detail surveys of the MacArthur and Bear deposits. The new data was then digitized and merged with older surveys to provide a detailed magnetic map of nearly the entire district.

The geophysical survey defined an interesting magnetic anomaly 5 miles east of Yerington that became the subject of Quaterra’s newly acquired Wassuk (formerly called Majuba Hill) Prospect. The property consists of 77 leased claims and 205 newly staked claims over a broad valley covered by alluvium. Along the western margin of the Wassuk anomaly, outcropping granodiorite with quartz monzonite porphyry dikes displays both alteration and copper oxide mineralization bearing a close similarity to the MacArthur deposit. Moreover, the alteration and mineralization is what might be expected peripheral to a covered porphyry system that may lie at depth below the valley to the east. The Company plans to conduct mapping in the areas surrounding the anomaly prior to an initial phase of drilling in last half of 2008.

Other properties of the Company include various properties in the USA, and Mexico. See Note 5 in the consolidated financial statements dated March 31, 2008.

Results of Operations

For the period ended March 31, 2008 (“Q1 2008”), the Company had a net loss of $1,120,594 compared to a net loss of $792,024 for the period ended March 31, 2007 (“Q1 2007”). The increase of $328,570 can be explained as follows:

Exploration Costs

The exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties. The Company incurred $67,989 in exploration in Q1 2008 compared to $72,801 in Q1 2007.

General Administrative Expenses

General administrative expenses for Q1 2008 were $1,231,182, an increase of $498,576, compared to $732,606 in Q1 2007. The higher costs resulted from the increased support required for advancing MacArthur and Uranium mineral properties including the retention of additional personnel, the rising regulatory costs associated with increased regulatory requirements in Canada and the United States, and general and administration expenditures to support the Company’s expanded operations. The increased costs are outline as follows:

i)

Administration and office general expenses: increased by $63,428 from $75,850 in Q1 2007 to $139,278 in Q1 2008. This is due to increased activities and personnel, higher consumption of office supplies and increased activity in respect to the day to day running of the Company.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

ii)	Consulting fess: increased by $130,841 from $71,825 in Q1 2007 to $202,666 in Q1 2008. This increase is due to

	a.	payments of consultants for exploration purposes.

	b.	the contracting of consultants in respect to compliance with the Sarbanes-Oxley Act (“SOX”) of the United States, with which the Company must be compliant commencing in fiscal 2009.

	c.	the engagement of a financial consulting firm to provide general corporate financial and advisory services.

	d.	increased charges by related party for corporate secretarial services, and

	e.	increased activity in respect to the day to day running of the Company.

iii)

Professional fees: increased by $130,204 from $75,784 in Q1 2007 to $205,988 in Q1 2008. This is due to increased accounting fees, auditing fees, and increased legal fees to support US regulatory filings.

iv)	Stock based compensation: increased by $136,363 from $273,155 in Q1 2007 to $409,518 in Q1 2008. This is due to 200,000 stock options granted in Q1 2008 compared to 100,000 options granted in Q1 2007.

v)

Salaries and benefits: increased by $43,656 from $49,637 in Q1 2007 to $93,293 in Q1 2008. This increase is due to the new compensation to an executive officer of the Company and increased benefit coverage for US employees.

vi)	Amortization: increased by $8,780 from $7,829 for 2007 to $16,609 for 2008. This is due to the purchase of computers and office furniture in the Company’s subsidiary.

vii)	The increases were partially offset by reduced investor relation costs, transfer agent fees, and travel expenses.

Other items

i.

Foreign exchange: the Company reported a net foreign exchange gain of $164,773 in Q1 2008 compared to a foreign exchange loss of $76,971 in Q1 2007. The increase is mainly due to the restatement of the US dollar balances which were converted to Canadian dollars at a higher exchange rate of 1.0265 on March 31, 2008 compare to 0.982 on December 31, 2007.

ii.	Interest income: reduced by $79,706 from $90,354 in Q1 2007 to $10,648 in Q1 2008. This is due to considerably larger cash amounts being held in fixed term deposits in Q1 2007.

iii.	The Company charges 10% administration fee on its Nieves Joint Venture partner’s shared exploration costs. $3,156 joint venture administration fee was billed for Q1 2008.

Quarterly Results

The following financial data was derived from the Company’s consolidated financial statements for the current and eight previous quarters:

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

	March 31	Dec 30,	Sept 30,	June 30,	March 31	Dec 31,	Sept. 30,	June 30,	March 31,
	2008	2007	2007	2007	2007	2006	2006	2006	2006
	$	$	$	$	$	$	$	$	$

Operating expenses	821,664	676,059	405,391	549,223	459,451	211,786	202,843	209,825	140,987
Interest earned	(10,648)	(41,355)	(54,205)	(62,770)	(90,354)	(30,060)	(26,277)	(19,267)	(10,384)
Other income	(3,156)	(47,859)	-	-	-	-	-	-	-
Foreign exchange (gain) loss	(164,773)	44,294	242,974	413,887	76,971	(115,647)	29,136	4,450	2,612
General exploration	67,989	31,449	67,843	57,241	72,801	78,640	53,067	85,237	8,911

Loss before the undernoted	711,076	662,588	662,003	957,581	518,869	144,719	258,769	280,245	142,126

Stock-based compensation	409,518	118,254	5,834,303	15,555	273,155	880,374	1,982,373	114,500	67,757
Accrued liabilities written off		-	-	-	-	6,063	(6,761)	(23,831)	(15,800)

Net Loss	1,120,594	780,842	6,496,306	973,136	792,024	1,031,156	2,234,381	370,914	194,083

Loss per share - basic& dilute	0.01	0.01	0.08	0.01	0.01	0.01	0.03	0.01	0.00

Related Party Information

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”) to provide the services of Scott Hean as Chief Financial Officer for $3,250 per month.

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances.

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

The Company had a working capital balance of $3,456,421 as at March 31, 2008, compared to a working capital balance of $2,866,527 as at December 31, 2007 and $6,521,496 as at March 31, 2007. During the three months ended March 31, 2008, the Company raised $240,435 through the exercise of stock options and received US$4,160,000 from its non-brokered private placement announced on March 24, 2008. On April 18, 2008, the Company received the balance of US$6,984,000 and closed the private placement by issuing 3,482,500 units.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

The Company spent $645,303 ($700,827 – March 31, 2007) in operations in Q1 2008 similar to Q1 in 2007. The Company also purchased an additional $24,096 in office equipment, $13,860 in reclamation bonds and spent $2,967,699 on mineral properties.

The Company’s cash and cash equivalent as at March 31, 2008 was $4,529,978 compared with $3,389,900 as of December 31, 2007 and $6,591,325 as of March 31, 2007. The Company had $1,667,525 of current liabilities compared with $1,436,220 as of December 31, 2007 and $403,461 as of March 31, 2007. The increase is the result of higher drilling expenditures during Q1 2008.

The current obligations of the Company are expected to be funded through existing cash.

Commitments

As at March 31, 2008, the Company had the following contractual obligations:

		Less than 1			More than 5
	Total	year	1-3 years	3-5 years	years
Mineral properties (1)	$8,820,715	$576,893	$4,733,192	$1,447,365	$2,063,265
Operating Lease (2)	34,200	34,200	-	-	-
Service agreement (3)	849,000	261,000	504,000	84,000	-
Total	$9,703,915	$872,093	$5,237,192	$1,531,365	$2,063,265

1)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. Details about the mineral properties obligations were described in Note 5 of our audited financial statements December 31, 2007.

2)

The Company has committed to two operating leases for office space in Yerington, Nevada, and Kanab, Utah, in the United States; both are on a year to year basis. The combined monthly lease is US$3,800.

3)	During 2007, the Company entered into a service agreement, expiring June 30, 2010, for its Vancouver office space, administration, and corporate development at a monthly rate of $14,000.

In 2007, the Company also engaged a consulting firm to provide financial and advisory services to the Company at a monthly rate of $15,000 of which $7,500 is to be paid in cash and the rest $7,500 is payable in common shares of the Company subject to regulatory approval. The agreement will expire January 2009.

Outstanding shares, stock options and share purchase warrants

The Company has unlimited authorized, without par value, common shares. As at May 8, 2008, 87,243,858 shares are issued and outstanding, 1,741,250 warrants are outstanding at an exercise price of US$4.20 expiring October 17, 2009, 4,602,100 stock options are outstanding and exercisable. If the options and warrants were all exercised, the Company would realize proceeds of $19,022,621.

Off Balance Sheet

The Company did not enter into any off balance sheet transactions or commitments as defined by National Instrument 51 - 102.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

Management’s Responsibility for Financial Information

Preparing financial statements requires management to make estimates and assumptions that affect the reported results. The estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Critical accounting policies were disclosed in the annual audited financial statements.

Consistent with accepted policies of the Canadian junior mining industry, the Company capitalizes exploration expenditures. This decision, and the timing of the possible recognition of impairment in the mineral property value, can materially affect the reported earnings of the Company.

Management has prepared the information and representations in this quarterly financial report. The financial statements have been prepared to conform to generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this report is consistent with the data presented in the financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. These systems were designed to provide reasonable assurance that relevant and reliable financial information is produced. The independent auditors have the responsibility of auditing the annual financial statements and expressing an opinion on them.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of four directors, who meet at least quarterly with management and, at least annually with the external auditors to review accounting, internal control, financial reporting, and audit matters.

Certification of Interim Filing

Based on their knowledge, the President and Chief Financial Officer of the Company have reviewed the interim filing and certified that the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows. The President and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Company, and they believe:

(i)

the disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, are made known to them, particularly during the period in which the interim filings are being prepared; and

(ii)

the internal control over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Canadian generally accepted accounting principles.

Due to the small size of the Company, there is a lack of segregation of duties which is an internal control weakness. Management mitigates this risk through direct involvement of senior management in day-to-day operations. It is unlikely that this weakness can be properly addressed until the Company grows to a significant size. During the period ended March 31, 2008, no changes occurred in the Company’s internal control over financial reporting that occurred that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Changes in Accounting Policies and Recent Accounting Pronouncements

Changes in Accounting Policies

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

a)	CICA Handbook Section 1535 - “Capital Disclosures”

Effective January 1, 2008, the Company adopted the new recommendation of the CICA Handbook Section 1535, “Capital Disclosures”. Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclose whether it has complied with any capital requirements to which it is subject and the consequences of non-compliance. The adoption of this section had no impact on the Company’s financial statements for the period ended March 31, 2008.

b)	Financial Instrument CICA Handbook Section 3862 and 3863

Effective January 1, 2008, the Company also adopted the new recommendations of the CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation”. CICA Handbook Section 3862 modifies the disclosure requirements for Section 3861, “Financial Instruments - Disclosure and Presentation”, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. Section 3863 carries forward the presentation requirements of Section 3861. The adoption of these new Handbook sections had no impact on the consolidated financial statements for the period ended March 31, 2008.

Future accounting changes

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for public companies in Canada (i.e. IFRS will replace Canadian GAAP for public companies). The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2009. While the Company has begun assessing the adoption of IFRS for 2001, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not hold any known mineral reserves of any kind and does not generate any revenues from production. The Company’s success will depend largely upon its ability to locate commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Quaterra Resources Inc. (An Exploration Stage Company)
Management’s Discussion and Analysis
In respect to the period ended March 31, 2008

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on movements in commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.